24-10196



Allegory Pictures
75 Plank Rd. / Waterloo, IN 46793
'08-0733 / info@allegorypictures.com
www.allegorypictures.com


07081723



November 13, 2007

1-A/A

John Reynolds
Securities and Exchange Commission
Washington, D.C. 20549

Via fax: 202-772-9206

Dear Mr. Reynolds:

With this letter we are amending our Offering Statement to include the following delaying legend:

> ***This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.***

Please continue to process the Form 1A submitted. We look forward to receiving your comments to assist us with our compliance with the applicable disclosure requirements and to enhance the overall disclosure of our filing.

Thank you,



George A. Johnson
President



Karen G. Johnson
Secretary

END